UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.             )

Brainstorm Cell Therapeutics Inc.
----------------------------------------
(Name of Issuer)

Common Stock, $0.00005 par value
----------------------------------------
(Title of Class of Securities)

10501E 201
----------------------------------------
(CUSIP Number)

November 26, 2021
----------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 10501E 201

1. Names of Reporting Persons.  Kevin D. Ness


2. Check the Appropriate Box if a Member of a Group
(See Instructions)


(a) [_]

(b) [_]


3. SEC Use Only

4. Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power

3,300,000


6. Shared Voting Power

0


7. Sole Dispositive Power

3,300,000


8. Shared Dispositive Power

0


9.Aggregate Amount Beneficially Owned by
Each Reporting Person

3,300,000


10.

Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

[_]

11.

Percent of Class Represented by Amount in Row (9)

9.1% (1)

12. Type of Reporting Person (See Instructions)

IN


(1)	Percentage of class is calculated based on
36,277,953 shares of common stock outstanding as of November 15, 2021, as reported in the Issuer's Quarterly
Report on Form 10-Q filed with the SEC on November 15, 2021.








Item 1.

(a) Name of Issuer
----------------------------------------

Brainstorm Cell Therapeutics Inc.


(b) Address of Issuer's Principal
Executive Offices
----------------------------------------

1325 Avenue of Americas, 28th Floor, New York, NY 10019


Item 2.
(a) Name of Persons Filing
----------------------------------------

Kevin D. Ness (the "Reporting Person")



(b) Address of Principal Business Office
or, if none, Residence
----------------------------------------

The principal business address for the Reporting Person is:
2121 N. California Blvd., Suite 610
Walnut Creek, CA 94596


(c) Citizenship
----------------------------------------

The Reporting Person is a citizen of Canada.


(d) Title of Class of Securities
----------------------------------------

Common Stock, $0.00005 par value


(e) CUSIP No.
----------------------------------------

10501E 201

Item 3.
----------------------------------------

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:


Not Applicable

Item 4. Ownership
----------------------------------------
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:
----------------------------------------

3,300,000 shares of Common Stock


(b) Percent of class:
----------------------------------------

9.1%


(c) Number of shares as to which the person has:
----------------------------------------

(i) Sole power to vote or to direct the vote:

3,300,000 shares of Common Stock


(ii) Shared power to vote or to direct the vote:

0 shares


(iii) Sole power to dispose or to direct the disposition of:

3,300,000 shares of Common Stock


(iv) Shared power to dispose or to direct the disposition of:

0 shares


The reported beneficial ownership percentage is calculated based on 36,277,953 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021.

Item 5. Ownership of Five Percent or Less
of a Class
----------------------------------------

Not Applicable.


Item 6. Ownership of More than Five
Percent on Behalf of Another Person
----------------------------------------

Not Applicable.


Item 7. Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on By the
Parent Holding Company or Control Person
----------------------------------------

Not Applicable.


Item 8. Identification and Classification of Members of the Group
----------------------------------------

Not Applicable.


Item 9. Notice of Dissolution of Group
----------------------------------------

Not Applicable.


Item 10. Certification
----------------------------------------

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022




/s/ Kevin D. Ness
----------------------------------------
Name: Kevin D. Ness



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).